Exhibit 99.3

----------------- - 0 VINCI PARTNERS INVESTMENTS LIMITED Proxy for Annual General Meeting of Shareholders on June 30, 2022 Solicited on Behalf of the Board of Directors I/We Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint of or failing him/her of or failing him/her the duly appointed chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders (the “AGM”) of Vinci Partners Investments Limited (the “Company”) to be held on June 30 , 2022 at 10 : 00 a . m . , Rio de Janeiro time, being 9 : 00 a . m . , New York time, at the offices of the Company located at Av . Bartolomeu Mitre, 336 , Leblon, Rio de Janeiro, Brazil 22431 - 002 and at any adjournment of the AGM . My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matter specified in the Notice of the AGM as indicated on the reverse side : (Continued and to be signed on the reverse side.) 1.1 14475

ANNUAL MEETING OF SHAREHOLDERS OF

VINCI PARTNERS INVESTMENTS LIMITED

June 30, 2022

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Company's 2021 annual report, notice of meeting, proxy statement and proxy card are available at - **https://ir.vincipartners.com/**

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030303000000001000 1 063022

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders (the "AGM") of Vinci Partners Investments Limited (the "Company") will be held on June 30, 2022 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time. The AGM will be held at the offices of the Company located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil 22431-002. We encourage shareholders to submit a proxy or, if they wish to participate in person, to virtually attend the AGM. To virtually attend the AGM please use the following link https://web.lumiagm.com/281425526 (password: vinci2022).

Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this Notice Card in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (New York time) on June 29, 2022.

EMAIL: proxy@astfinancial.com
FAX: 718-765-8730

	FOR	AGAINST	ABSTAIN
1. Resolution: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2021 be approved and ratified	☐	☐	☐
2. Resolution: To resolve, as an ordinary resolution, that Guilherme Stocco Filho be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; and	☐	☐	☐
3. Resolution: To resolve, as an ordinary resolution, that Sonia Aparecida Consiglio be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company.	☐	☐	☐

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF SHAREHOLDERS OF

VINCI PARTNERS INVESTMENTS LIMITED

June 30, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until June 29, 2022, 11:59 PM EST.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Company's 2021 annual report, notice of meeting, proxy statement and proxy card are available at - https://ir.vincipartners.com/

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030303000000001000 1 063022

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders (the "AGM") of Vinci Partners Investments Limited (the "Company") will be held on June 30, 2022 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time. The AGM will be held at the offices of the Company located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil 22431-002. We encourage shareholders to submit a proxy or, if they wish to participate in person, to virtually attend the AGM. To virtually attend the AGM please use the following link https://web.lumiagm.com/281425526 (password: vinci2022).

Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this Notice Card in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (New York time) on June 29, 2022.

EMAIL: proxy@astfinancial.com
FAX: 718-765-8730

	FOR	AGAINST	ABSTAIN
1. Resolution: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2021 be approved and ratified	☐	☐	☐
2. Resolution: To resolve, as an ordinary resolution, that Guilherme Stocco Filho be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; and	☐	☐	☐
3. Resolution: To resolve, as an ordinary resolution, that Sonia Aparecida Consiglio be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company.	☐	☐	☐

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.